WOMBAT CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2018

OMB APPROVAL

| OMB Number: | 3235-0123 |
| Expires: August 31, 2020 |
| Estimated average burden |
| hours per response . . . 12.00 |

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 69059

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2018_____ AND ENDING _____12/31/2018_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wombat Capital Markets LLC

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Madison Ave, 14th Fl.
(No. and Street)

New York   **NY**   10022
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kathy Efrem   **212-897-1686**
                                                (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates LLC
(Name -- *if individual, state last, first, middle name*)

11 Broadway, Suite 700   **New York**   **NY**   **10004**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[x] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information
                          contained in this form are not required to respond unless the form displays
                          a currently valid OMB control number.*



AFFIRMATION

I, Jean-Jacques Mondoloni, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Wombat Capital Markets LLC for the year ended December 31, 2018, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Jean Jacques Mondoloni, President

Title

Notary Public

STEVEN A. SANDERS
Notary Public, State of New York
No. 02SA4508564
Qualified in New York County
Commission Expires 03/06/2022

This report ** contains (check all applicable boxes):

[x]   Report of Independent Registered Public Accounting Firm.
[x]   Facing Page.
[x]   Statement of Financial Condition.
[ ]   Statement of Operations.
[ ]   Statement of Changes in Member's Equity.
[ ]   Statement of Cash Flows.
[ ]   Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ]   Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
[ ]   Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ]   Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ]   A Reconciliation, including appropriate explanations, of the Computation of Net Capital Pursuant to Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Rule 15c3-3.
[ ]   A Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation (not applicable).
[x]   An Oath or Affirmation.
[ ]   A copy of the SIPC Supplemental Report.
[ ]   A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).
[ ]   Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1).
[ ]   Independent Auditors' Report Regarding Rule 15c3-3 Exemption.
[ ]   Rule 15c3-3 Exemption Report



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Wombat Capital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Wombat Capital Markets LLC (the "Company") as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as Wombat Capital Markets LLC's auditor since 2014.

New York, NY

February 22, 2019

WOMBAT CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Assets

Cash	$	76,348
Accounts receivable		27,694
Prepaid expenses		29,596
Other assets		885
Total assets	$	134,523

Liabilities and Member's Capital

Liabilities:		
Accounts payable	$	3,213
Member's capital		131,310
Total liabilities and member's capital	$	134,523

The accompanying notes are an integral part of this financial statement.

WOMBAT CAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

Note 1 – Operation and Structure

Wombat Capital Markets LLC (the "Company"), is a limited liability company organized under the laws of the State of New York, and is a wholly owned subsidiary of Wombat Worldwide Group LLC (the "member")., The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain a minimum net capital pursuant to SEC rule 15c3-1.

Note 2 - Summary of significant accounting policies

Basis of accounting and use of estimates

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Accounts Receivable

Accounts receivable are comprised of receivables for fees. The Company evaluates collectability of its accounts receivable and determines if an allowance for uncollectible accounts is necessary based on historical payment information or known customer financial concerns. There was no allowance for uncollectible accounts at December 31, 2018.

Income taxes

The Company is a single member limited liability company for federal, state, and local income tax purposes. As such, the Company is a disregarded entity for tax purposes and does not record a provision for income taxes. The Company's income or loss is included in the tax return of its Member.

Uncertain Tax Positions

Pursuant to GAAP, the Company recognized no material adjustments to liabilities or member's equity. Interest and penalties associated with unrecognized tax benefits would be classified in general and administrative expenses in the statement of operations.

The Company had no unrecognized tax benefits and related interest and penalties expenses.

Note 3 – Compliance with Rule 15c3-3

The Company does not handle cash or securities on behalf of customers and accordingly has no obligation under SEC Rule 15c3-3.

Note 4 - Regulatory requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $73,135, which was $68,135 in excess of its required net capital of $5,000.

Note 5 - Related party transactions

Pursuant to an administrative service agreement (the "Agreement") between the Company and its Member, The Company records as a capital contribution, the value of monthly administrative costs borne by its Parent on behalf of the Company. The Company was charged $73,500 for the year ended December 31, 2018 under the Agreement. The Member agreed to pay other expenses on behalf of the Company without seeking reimbursement. The Company estimates that such expenses amount to $3,000.

Note 6 - Concentrations

The Company maintains its cash balance in one financial institution. The Company does not consider itself to be at risk with respect to its cash. The company earned 75% of its revenues from two customers and 72% of the Company's receivables are from one customer.